March 10, 2010

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Navistar International Corporation

Form 10-K for the fiscal year ended October 31, 2009 Filed December 21, 2009,

File No. 001-09618

Dear Ms. Cvrkel:

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated February 24, 2010 (the “Comment Letter”) related to the Annual Report on Form 10-K for the fiscal year ended October 31, 2009 of Navistar International Corporation (“Navistar,” the “Company” or “we”). For your convenience, we have set forth below the text of the comments contained in the Comment Letter followed by our responses.

Form 10-K for the fiscal year ended October 31, 2009

Note 2 Investments in and advances to non-consolidated affiliates, page 107

1.	We note from your response to our prior comment 4 that you do not believe that your Form 10-K for the year ended October 31, 2009 needs to include any financial statements of BDP. However, we continue to believe that because your investment in BDP was considered a significant non-consolidated affiliate in 2008 and 2007, and these periods are included in the Form 10-K for the year ended October 31, 2009, audited financial statements for this entity for the years ended October 31, 2008 and 2007 as well as unaudited financial statements for the interim period ended May 31, 2009 are required to be included in the Company’s Annual Report on Form 10-K for the year ended October 31, 2009, pursuant to the guidance in Rule 3-09 of Regulation S-X. As previously requested, please amend the Company’s Annual Report on Form 10-K to include these required financial statements.

United States Securities and Exchange Commission

March 10, 2010

Furthermore, given the Company’s apparent failure to include these required financial statements in its Annual Report on Form 10-K for the fiscal year ended October 31, 2009, please consider whether this matter affects your conclusion on the effectiveness of Disclosure Controls and Procedures or Managements’ Report on Internal Control over Financial Reporting as of October 31, 2009.

Response:

We will file an amended Annual Report on Form 10-K for the fiscal year ended October 31, 2009 to include BDP’s audited financial statements for the years ended December 31, 2008 and 2007. Effective June 1, 2009, BDP changed its fiscal year from December 31 to October 31. Accordingly, we will also file within our Annual Report on Form 10-K/A unaudited interim period financial statements for the seven months ended May 31, 2009. We expect to file our Annual Report on Form 10-K/A within the next two weeks.

In Item 9A. Controls and Procedures included in our Annual Report on Form 10-K for the fiscal year ended October 31, 2009, filed December 21, 2009, we disclosed our conclusion that our Disclosure Controls and Procedures and our Internal Control over Financial Reporting were effective as of October 31, 2009. We have considered whether the absence of BDP’s audited financial statements for the years ended December 31, 2008 and 2007 and the unaudited financial statements for the interim period ended May 31, 2009 affects our conclusions on the effectiveness of our Disclosure Controls and Procedures and Managements’ Report on Internal Control over Financial Reporting as of October 31, 2009. In our previous response we noted that we had filed BDP’s financial statements for the years ended December 31, 2008 and 2007 within our Form 10-K/A for the fiscal year ended October 31, 2008 filed March 31, 2009. In addition, on August 21, 2009 we filed our Form 8-K/A which included BDP’s 2008 and 2007 audited financial statements as well as BDP’s unaudited interim financials for the six months ended April 30, 2009. After taking into consideration our testing and evaluation of our controls and our view as to the materiality of the above described absence of financial statements for BDP, management concludes that our Disclosure Controls and Procedures and our Internal Controls over Financial Reporting were effective as of October 31, 2009.

In responding to the Comment Letter, Navistar acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

March 10, 2010

Thank you for your consideration of our responses to the Comment Letter and please do not hesitate to contact me at (630) 753-2895 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ John P. Waldron
John P. Waldron
Vice President and Controller